EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Year ended December 31					,
(in millions)	2010	2009	2008	2007	2006

Earnings including interest on deposits (1):
Income before income tax expense	$19,001	17,998	3,300	11,835	12,797
Less: Net income from noncontrolling interests	301	392	43	208	147

Income before income tax expense and noncontrolling interests	18,700	17,606	3,257	11,627	12,650
Fixed charges	8,463	10,455	9,991	14,428	12,498

	27,163	28,061	13,248	26,055	25,148

Preferred dividend requirement	730	4,285	286	—	—
Tax factor (based on effective tax rate)	1.51	1.43	1.23	1.44	1.50

Preferred dividends (2)	1,104	6,128	351	—	—

Fixed charges (1):
Interest expense	8,039	9,950	9,755	14,203	12,288
Estimated interest component of net rental expense	424	505	236	225	210

	8,463	10,455	9,991	14,428	12,498

Fixed charges and preferred dividends	9,567	16,583	10,342	14,428	12,498

Ratio of earnings to fixed charges and preferred dividends (3)	2.84	1.69	1.28	1.81	2.01

Earnings excluding interest on deposits:
Income before income tax expense and noncontrolling interests	18,700	17,606	3,257	11,627	12,650
Fixed charges	5,631	6,681	5,470	6,276	5,324

	24,331	24,287	8,727	17,903	17,974

Preferred dividends (2)	1,104	6,128	351	—	—

Fixed charges:
Interest expense	8,039	9,950	9,755	14,203	12,288
Less: Interest on deposits	2,832	3,774	4,521	8,152	7,174
Estimated interest component of net rental expense	424	505	236	225	210

	5,631	6,681	5,470	6,276	5,324

Fixed charges and preferred dividends	$6,735	12,809	5,821	6,276	5,324

Ratio of earnings to fixed charges and preferred dividends (3)	3.61	1.90	1.50	2.85	3.38

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements.
(3)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.